EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
SYNTHESIS ENERGY SYSTEMS, INC.

Pursuant to the provisions of Section 242 of the Delaware General Corporation Law, as amended (the “DGCL”), SYNTHESIS ENERGY SYSTEMS, INC., a Delaware corporation (the “Corporation”), hereby certifies as follows:

ARTICLE ONE

The name of the Corporation is SYNTHESIS ENERGY SYSTEMS, INC.

ARTICLE TWO

This amendment to the Corporation’s Certificate of Incorporation (the “Certificate of Incorporation”) was duly adopted in accordance with Section 242 of the DGCL by the board of directors on April 16, 2015 and by the stockholders of the Corporation at a meeting of the stockholders held on June 30, 2015.

ARTICLE THREE

Article V of the Certificate of Incorporation is deleted and replaced in its entirety as follows:

“ARTICLE V
(a)
The total number of shares of stock of all classes which the Corporation shall have authority to issue is 220,000,000 shares consisting of (i) 200,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), and (ii) 20,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).

(b)
Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder on the record date for such vote. Except as otherwise required by the Delaware Law and subject to the rights of any holder of issued and outstanding shares of Preferred Stock, the holders of Common Stock shall possess all voting power, and holders of shares of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote. Subject to any preferential rights of any class or series of Preferred Stock outstanding from time to time, (i) when, as and if dividends or distributions are declared on outstanding shares of Common Stock, whether payable in cash, securities of the Corporation or other property, each holder of record of Common Stock on the record date for any such dividend or distribution shall be entitled to share ratably in such dividend or distribution in proportion to the number of shares of Common Stock held by such holder on the record date for such dividend or distribution and (ii) upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each holder of outstanding shares of Common Stock shall be entitled to share ratably in the assets of the Corporation to be distributed among the holders of Common Stock in proportion to the number of shares of Common Stock held by such holder.

(c)
(i) Preferred Stock may be issued from time to time either as a class without series or as a class having one or more series. All shares of Preferred Stock, if issued as a class without series, or all shares of Preferred Stock of any one series, if issued in series, shall be identical to each other in all respects and shall entitle the holders thereof to the same rights and privileges, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon, if cumulative, shall be cumulative.

(ii) The board of directors is hereby expressly vested with the authority to adopt a resolution or resolutions providing for the issuance of authorized but unissued shares of Preferred Stock and to fix in any such resolution or resolutions the designations, rights, voting rights, and relative, participating, optional or other special rights, if any, of such class or series of Preferred Stock and the qualifications, limitations or restrictions of any such class or series of Preferred Stock (a “Preferred Stock Resolution”). The authority of the board of directors to issue Preferred Stock shall include, without limitation, the power and authority to determine and establish by a Preferred Stock Resolution the following:

(1)  Voting rights, if any, including, without limitation, the authority to confer multiple votes per share, voting rights as to specified matters or issues or, subject to the provisions of this Certificate of Incorporation, voting rights to be exercised either together with the holders of Common Stock as a single class, or independently as a separate class;

(2) The rate per annum and the times at and conditions upon which the holders of shares of such class or series shall be entitled to receive dividends, the conditions and dates upon which such dividends shall be payable and whether such dividends shall be cumulative or noncumulative, and, if cumulative, the terms upon which such dividends shall be cumulative;

(3) Redemption, repurchase, retirement and sinking fund rights, preferences and limitations, if any, the amount payable on shares of such class or series in the event of such redemption, repurchase or retirement, the terms and conditions of any sinking fund, the manner of creating such fund or funds and whether any of the foregoing shall be cumulative or noncumulative;

(4) The rights to which the holders of the shares of such class or series shall be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(5) The terms, if any, upon which the shares of such class or series shall be convertible into or exchangeable for shares of stock of any other class or classes or of any other series of the same or any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(6) The conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issuance of additional Preferred Stock or other stock ranking on a parity therewith, or senior thereto, with respect to dividends or distribution of assets upon liquidation; and

(7) The conditions or restrictions with respect to the issuance of, payment of dividends upon, or the making of other distributions to, or the acquisition or redemption of, shares ranking junior to the Preferred Stock or to any series thereof with respect to dividends or distribution of assets upon liquidation.

(iii) Except as otherwise provided in a Preferred Stock Resolution, the number of shares constituting a series of Preferred Stock may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) to the fullest extent permitted by Delaware Law by like action of the board of directors.

(iv) Shares of any series of any Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise), purchased by the Corporation, or which, if convertible or exchangeable, have been converted into, or exchanged for, shares of stock of any other class or classes or any evidences of indebtedness shall resume the status which they had before being designated as part of a class of Preferred Stock and may be redesignated and reissued, all subject to the conditions or restrictions on issuance set forth in the Preferred Stock Resolution relating to any class or series of Preferred Stock and to any filing required by law.”

IN WITNESS WHEREOF, the undersigned, being the duly authorized President & Chief Executive Officer of the Corporation, for the purpose of amending the Certificate of Incorporation of the Corporation pursuant to Section 242 of the DGCL, does make and file this Certificate of Amendment this 30th day of June, 2015.

SYNTHESIS ENERGY SYSTEMS, INC.

By:	/s/ Robert Rigdon
Robert Rigdon, President & Chief Executive Officer